EXHIBIT 21.1

Significant Subsidiaries of the Registrant
As of December 31, 2021

Name of Subsidiary	Jurisdiction of Incorporation

Gray Media Group, Inc.	Delaware
Gray Television Licensee, LLC	Delaware
Raycom Sports Network, LLC	North Carolina
Tupelo Media Group, LLC	Delaware
PowerNation Studios, LLC	Delaware
Dynamic Captioning, LLC	Michigan
Atlanta Assembly, LLC	Delaware